

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Harold Antonson
Chief Financial Officer
US 1 Industries, Inc.
336 W. US Hwy 30
Valparaiso, Indiana 46385

> **Re: US 1 Industries, Inc.**
> **Form 10-K: For the fiscal year ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q: For the quarterly period ended June 30, 2010**
> **Filed August 10, 2010**
> **File No. 001-08129**

Dear Mr. Antonson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1.   Based upon your statements of cash flows for fiscal years 2009, 2008, and 2007, it appears that advances recorded as "other receivables" and "notes receivable," as well as the collection of such receivables, can result in material fluctuations in your reported cash flows from operating activities. For example, we note that aggregate changes in the aforementioned receivable balances appear to have resulted in net operating cash inflows of approximately $723,550 for fiscal year 2009, as compared to net operating cash outflows of approximately $681,203 for fiscal year 2008. Furthermore, given that it is common for you to report a cash deficit balance (as noted in our comment above), it

would appear that the activity related to other receivables and notes receivables, including the actual or expected timing of collections, could materially impact your company's current and/or future liquidity.

Despite the observations cited above, we note that cash inflows and outflows attributable to other receivables and notes receivables were not addressed in your comparative discussion and analysis of cash flows from operations included in the "Liquidity and Capital Resources" section of your Form 10-K. We also note that even though you do acknowledge the changes in cash flows related to other receivables and notes receivables in your "Liquidity and Capital Resources" disclosure provided in the Form 10-Q for the quarterly period ended June 30, 2010, you do not discuss the factors or circumstances that result in the issuance of the underlying cash advances and/or notes to owner operators and agents. In this regard, please expand your discussion of cash flows from operations to disclose gross cash disbursements and gross cash receipts attributable to "other receivables" and "notes receivables," as well as the reasons for material changes thereto. As part of your expanded please specifically discuss the expected timing of collections of the aforementioned receivable balances and the known or potential effects on your company's liquidity. In addition, given that a portion of your notes receivable balance has been classified as long-term, consider whether it would be appropriate to provide a table that discloses the expected periods of collection for the outstanding notes receivable balance and revise your disclosure, as appropriate. Please provide your proposed expanded disclosure as part of your response.

2.   We note that while Note 5 to your fiscal year 2009 financial statements quantifies the portion of your notes receivable balance that has been reported within "other receivables," and Note 6 quantifies the related party receivable balance included therein, the footnotes to your financial statements do not provide any discussion of the remaining portion of your other receivables balance. In this regard, we note that notes receivables and related party receivables only appear to comprise approximately 35.3% and 52.7% of the other receivables balances reported at December 31, 2009 and December 31, 2008, respectively. Furthermore, we note that other receivables represented the second largest asset balance presented on the face of your balance sheet at December 31, 2009, as well as at each of your subsequent quarterly period balance sheet dates. Based upon our observations, we believe that it may be appropriate for you to provide additional disclosure regarding your other receivables in the footnotes to your financial statements. For example, we believe that it may be meaningful to disclose the terms under which you advance funds to independent owner-operators and agents. In this regard, you should discuss (i) whether advances are typically recovered through the receipt of cash or the receipt of services from such parties, or both, (ii) whether interest is earned on the advances, (iii) the range of maturity dates related to the advances (i.e., if defined), and (iv) the average period over which the outstanding receivables can be expected to be recovered. Furthermore, we believe that it may be appropriate to discuss the reasons(s) for material fluctuations in your reported other receivables balance, such as the significant increase experienced between December 31, 2009 and June 30, 2010. In this

regard, it may also be meaningful to provide a roll-forward of the balance, which separately discloses new advances, collections/recoveries, and/or write-offs. Please expand the footnotes to your financial statements as appropriate, or advise. In addition, please provide your proposed expanded disclosure as part of your response.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4. Acquisitions

3. We note that the purchase agreement related to your acquisition of ARL provides for the prior shareholder of ARL to receive up to an additional $2.9 million in cash consideration ("earnout payments"), if ARL achieves certain revenue and earnings goals through 2012. We also note that $2.2 million of the additional cash consideration remains available to be earned under that agreement. Per Section 2.3 of the acquisition agreement, it appears that that $2.0 million of the earnout consideration that was originally available to be paid to the prior shareholder of ARL was to be earned based upon a formula provided in your agreement. This formula provides for an annual earnout payment that equals 20% of the dollar amount by which ARL's actual EBIDTA exceeds certain EBITDA targets that were established for fiscal years 2009 through 2012, up to a maximum earnout payment of $500,000 for each year. In this regard, we note that the structure of the earnout payment arrangement may, in substance, be reflective of a profit sharing arrangement. As such, please tell us and disclose how you plan to account for any earnout consideration that you may be required to pay through 2012. As part of your response, please provide a detailed explanation of the consideration that you have given to the guidance outlined in EITF 95-8 and paragraph 34 of SFAS No. 141, upon determining your intended accounting treatment for any contingent consideration that may be paid.

Note 6. Related Party Transactions

4. Per your footnote disclosure, your company holds an investment of approximately $130,000 in American Inter-Fidelity Exchange ("AIFE"), which is one of the providers of auto liability and cargo insurance to several of your company's subsidiaries. We note that you account for this investment under the cost method, as your subsidiaries do not exercise control over the operations of AIFE. However, we also note that (I) losses incurred by AIFE may be allocated to its policyholders based upon each policyholder's premium payments as a percentage of the total premiums payments received by AIFE and (II) your subsidiaries currently account for the majority of the premiums of AIFE. In this regard, please tell us what consideration was given to your exposure to the absorption of the majority of AIFE's losses when determining that it is appropriate to account for your investment in AIFE under the cost method. As part of your response, also tell us and, as appropriate, disclose (i) the percentage of AIFE's equity interest that is owned by your company, (ii) the underlying reasons for the arrangement that allows AIFE to allocate its losses amongst its policyholders, (iii) whether all losses incurred by AIFE are

allocable to policy holders, and (iv) the specific circumstances under which allocation of losses may be expected.

Schedule II

5.   Please refer to your MD&A disclosure regarding your critical accounting policies and estimates pertaining to the recognition of allowances for doubtful accounts. Per your disclosure, you review the components of your other receivables balance and write-off specifically identified amounts that you believe to be uncollectible. In this regard, please expand Schedule II to provide details regarding your charges for and/or write-offs of uncollectible other receivables. Alternatively, tell us why you do not believe such disclosure is necessary. In addition, please consider whether it would be appropriate to expand Schedule II to provide similar disclosure related to your outstanding notes receivables.

Form 10-Q: For the quarterly period ended June 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operation

Six months ended June 30, 2010 compared to the six months ended June 30, 2009, page 11

6.   Please refer to your disclosure on page 12 regarding the income and losses attributable to non-controlling interests for the six-month periods ended June 30, 2010 and 2009. Based upon the significant increase in the amount of income allocated to non-controlling interests for fiscal year 2010, as well as the fact that costs for purchased transportation, commissions, and insurance typically represent such a substantial percentage of your earned revenue, it appears that the combined revenue generated by ARL Transport LLC, Carolina National Transportation, LLC and US 1 Logistics LLC (i.e., your "majority-owned subsidiaries") for the six-month period ended June 30, 2010 may have increased materially, as compared to combined revenue generated by those entities for the six-month period ended June 30, 2009. In addition, it appears that the increase in revenue generated by your three majority-owned subsidiaries (i.e., on a combined basis) may be significantly disproportionate to the change in revenue recognized by your other subsidiaries (i.e., your "wholly-owned subsidiaries"). Furthermore, given that variable costs are such a significant percentage of the total costs recognized by your subsidiaries and typically remain relatively consistent as a percentage of revenue, it appears that the three majority-owned subsidiaries may have (I) realized a substantially greater improvement in operating performance than your wholly-owned subsidiaries and (II) may have accounted for the majority, if not all, of the increase in the reported "Net income (loss) before non-controlling interest" for the six-month period ended June 30, 2010, as compared to the six-month period ended June 30, 2009. Given the observations cited above, please consider whether it would be appropriate for your MD&A disclosure to specifically discuss the factors that resulted in the significant improvement in your

Harold Antonson
US 1 Industries, Inc.
September 21, 2010
Page 5

 majority-owned subsidiaries' revenues and operating performance. Furthermore, consider whether it would be appropriate for your MD&A disclosure regarding revenue and certain expenses, such as purchased transportation and commissions, to quantify the specific impact of changes in the amounts recognized by these majority-owned subsidiaries. Please revise your disclosure or advise. In addition, provide your proposed expanded disclosure as part of your response.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

  Sincerely,

  Lyn Shenk
  Branch Chief